UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to    .

Commission file number 1-8529

The Legg Mason
Profit Sharing and 401(k) Plan
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4.    Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations promulgated thereunder.

THE LEGG MASON PROFIT SHARING AND 401(K) PLAN

Financial Statements
Together with Report of
Independent Registered Public Accounting Firm

As of December 31, 2020 (in Liquidation) and 2019 (Ongoing) and
For the Year Ended December 31, 2020 (in Liquidation)

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	2-3
Financial Statements
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to the Financial Statements	6-12
Supplemental Schedule*	13
Schedule of Assets (Held at End of Year)	14
Signatures	15
Exhibits	16
* The other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Retirement Plan Committee of
The Legg Mason Profit Sharing and 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Legg Mason Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2020 (in Liquidation) and 2019 (Ongoing), and the related statement of changes in net assets available for benefits in liquidation for the year ended December 31, 2020 (in Liquidation), and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of The Legg Mason Profit Sharing and 401(k) Plan as of December 31, 2020 (in Liquidation) and 2019 (Ongoing), and the changes in net assets available for benefits in liquidation for the year ended December 31, 2020 (in Liquidation), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 1 to the financial statements, the Plan formally adopted a plan of termination and liquidation during the year ended December 31, 2020. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the amounts at which the net assets available for benefits and accumulated benefit information are stated, from the going concern basis used in presenting the 2019 financial statements to the liquidation basis used in presenting the 2020 financial statements. Our opinion is not modified with respect to that matter.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2008.

/s/ SC&H Attest Services, P.C.

Sparks, Maryland
June 21, 2021

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2020 (In Liquidation)		2019 (Ongoing)
Assets
Investments, at fair value:
Interest bearing cash	$1,188,618		$998
Participant-directed investments	567,030,409		584,988,185
Total Investments, at fair value	568,219,027	568,219,027	584,989,183
Receivables
Company contributions receivable	—		8,163,674
Notes receivable from participants	2,210,720		3,514,630
Other	9,765		4,267
Total Receivables	2,220,485		11,682,571
Total Assets	570,439,512		596,671,754

Liabilities	—		—
Net Assets Available for Benefits	$570,439,512		$596,671,754
The accompanying notes are an integral part of these financial statements.

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2020 (In Liquidation)

Changes in Net Assets Available for Benefits Attributable to:
Contributions
Company	$6,025,025
Participants	13,126,731
Rollovers	447,978
Total Contributions	19,599,734
Investment Income
Interest and dividend income	10,555,292
Net appreciation in fair value of investments	70,743,141
Total Investment Income	81,298,433
Interest Income on Notes Receivable from Participants	153,546
Transfers Out (Note 1)	(34,909,101)
Benefits Paid to Participants	(92,269,404)
Administrative Expenses	(105,450)
Net Decrease in Net Assets Available for Benefits	(26,232,242)
Net Assets Available for Benefits:
Beginning of the Year	596,671,754
End of the Year	$570,439,512
The accompanying notes are an integral part of this financial statement.

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Notes to the Financial Statements
As of December 31, 2020 and 2019 and
For the Year Ended December 31, 2020

1.    DESCRIPTION OF THE PLAN

The following description of The Legg Mason Profit Sharing and 401(k) Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan, which was established on December 30, 1960, is a multiple-employer defined contribution plan covering substantially all employees of Legg Mason & Co., LLC ("LM & Co."), a wholly owned subsidiary of Legg Mason, Inc., and affiliated participating companies (collectively "the Company") with the exception of leased and temporary employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and was most recently amended effective July 31, 2020 to adopt certain provisions in the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and to effectuate the termination of the Plan.

Affiliated companies of the Plan during the year ended December 31, 2020 are as follows:

QS Investors, LLC
ClearBridge Investments, LLC
Legg Mason Private Portfolio Group, LLC
Martin Currie, Inc.
Financial Guard, LLC
EnTrust Global (no longer a controlled group member effective July 31, 2020)

Plan Termination

On July 31, 2020 (“Plan Termination Date”), Franklin Resources, Inc. completed its acquisition of Legg Mason, Inc., at which time the following occurred:
•The Plan was terminated
•EnTrust Global was acquired by its management and assets of EnTrust participants were transferred to a separate retirement plan
•Legg Mason, Inc. common stock and the Legg Mason Common Stock Fund were liquidated
•Legg Mason applied for a letter of determination with the Internal Revenue Service ("IRS") prior to liquidating the investments in the Plan’s trust and a favorable determination letter was received as of June 15, 2021. See Payment of Benefits section below for more information regarding the handling of transactions while the determination letter was pending (“determination letter waiting period”).

Eligibility

Effective January 1, 2019, employees of EnTrust Global (“EnTrust Employees”) were eligible to participate in the Plan. The provisions of the Plan were different for EnTrust Employees compared to all other participants (“Legg Mason Employees”).

Prior to the Plan termination date, Legg Mason Employees became eligible to participate in the Plan on his or her date of hire. Participants were immediately eligible to participate in the portion of the Plan that relates to voluntary participant contributions, Company matching contributions, and Company discretionary contributions. Participants could only have received Company profit sharing contributions if they were employed on the last day of the Plan year, retired, died, or became disabled during the Plan year.

Prior to the Plan termination date, EnTrust Employees became eligible to participate in the Plan after three months of his or her date of hire. At such time, participants were eligible to participate in the portion of the Plan that relates to voluntary participant contributions, Company matching contributions, and Company discretionary contributions. EnTrust Global did not make profit sharing contributions.

Participant Contributions

Prior to the Plan termination date, Contributions by employees were voluntary and could have been composed of all or any of the following:

A.A rollover of accumulated deductible employee contributions as contemplated by Section 408(d)(3) of the Internal Revenue Code ("the Code").

B.A voluntary pre- and post-tax compensation deferral whereby the participant may elect to defer, in the form of contributions to the Plan on the participant’s behalf, compensation that would otherwise have been paid to the participant during the Plan year. This compensation deferral, if elected, cannot be less than 1% and not more than 100% of the compensation that would otherwise have been paid to the participant during the Plan year. Participant contributions may not exceed the maximum allowable contribution under the Code. The maximum allowable contribution totaled $19,500 for the year ended December 31, 2020. Participants who have attained age 50 before the end of the Plan year may make additional catch-up contributions, subject to limitations imposed by the Code.

Company Contributions

The Company may make a discretionary matching contribution with each company pay period to all eligible employees.

Prior to the Plan’s termination, for Legg Mason Employees the Company made a 100% match on the first 3% of eligible compensation and a 50% match on the next 3% of eligible compensation up to a maximum annual match of $10,000 per participant. For EnTrust Employees, EnTrust Global made a 100% match on the first 6% of eligible compensation up to a maximum annual match of $10,000 per participant. Company matching contributions for 2020 totaled $6,025,025. Upon termination of the Plan, employer and employee contributions ceased. The match was contributed on a per payroll basis and allowed for a true-up provision at the end of the Plan year whereby participants who have elected to change their deferral percentages throughout the year may not be maximizing the Company match. Employees must have been employed at year end to receive the true-up contributions unless employment terminated during the Plan year by reason of retirement, disability, or death. Notwithstanding the foregoing, in 2020, the true-up match was made in September 2020, without regard to the “last day of Plan year” requirement. The true-up provision allowed the Company to make up for any match that may not have been realized as a result of the participants’ actions with their deferral rates during the Plan year.

Additionally, the Company, upon approval of the Board of Managers, could make discretionary profit sharing contributions to the Plan on behalf of Legg Mason Employees. Employees must have been employed at year end to receive the profit sharing contributions unless employment terminated during the Plan year by reason of retirement, disability, or death. Due to the acquisition of Legg Mason by Franklin Resources, Inc., there was no discretionary profit sharing contribution for 2020.

The discretionary profit sharing contributions and a portion of the Company matching contributions for 2019 were remitted to the Plan subsequent to December 31, 2019, and accordingly, are included as Company contributions receivable in the accompanying statements of net assets available for benefits as of December 31, 2019.

Transfers

Effective July 31, 2020, EnTrust Global was acquired by its management. Assets of EnTrust participants were transferred from the Plan which resulted in Transfers Out of $34,909,101 in the accompanying statement of changes in net assets available for benefits (in liquidation).

Participant Accounts

Each participant’s account is participant-directed, or self-directed, and credited with the participant’s contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings/losses, and (c) any expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Upon enrollment in the Plan, a participant may have directed his/her account balance into any of the investment options listed on the schedule of assets (held at end of year), including the option to self-direct such assets. Subject to certain limitations by the funds, participants may change their investment options and transfer amounts between investment options daily.

During the determination letter waiting period, participants were able to direct their investments in the Plan, but were not able to make additional contributions.

Vesting

Participants were immediately vested in deferral contributions, rollover contributions, and income earned thereon. Participants were also immediately vested in the Company’s discretionary matching contributions. For Legg Mason Employees, vesting in the Company’s discretionary profit sharing contributions was based on years of continuous service as presented in the following chart:

Years of Service	Percentage Vested
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

A participant’s account becomes 100% vested in discretionary profit sharing contributions, regardless of years of service, at age 62 or in the event of permanent disability, death, or by reason of, and as part of, a partial or full Plan termination. Accordingly, as of the Plan Termination Date, participants were 100% vested in their account balances.

EnTrust Global did not make profit sharing contributions.

Forfeitures

Terminating participants of the Plan were paid the current value of the vested balance in their Plan account as soon as administratively feasible, at which point unvested amounts were forfeited. Forfeitures could be used to pay Plan expenses or to offset the expense of Company contributions in the year in which they are forfeited. Unallocated forfeitures totaled $142 and $196,325 as of December 31, 2020 and December 31, 2019, respectively. Unallocated forfeitures were used to offset discretionary Company contributions in each year.

Payment of Benefits

Benefit payments are available to participants upon termination of employment, retirement, death, or disability. In addition, the Plan allows for certain in-service withdrawals. Benefit payments from Company contribution accounts are available to actively employed participants after 60 months of participation in the Plan, and benefit payments from compensation deferral accounts are available after attainment of age 59 ½. Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option, as provided by the Plan. Upon proof, to the satisfaction of the Plan administrator, of an immediate and heavy financial need, amounts contributed by the participant may be withdrawn for a hardship purpose. Distributions are subject to the applicable provisions of the Plan agreement. Certain income taxes and penalties may apply to withdrawals or distributions prior to age 59 ½. Net assets of the Plan allocated to the accounts of participants who had elected to withdraw from the Plan that had not received such distributions as of December 31, 2020 and 2019 totaled $1,170,008 and $719, respectively.

During the determination letter waiting period, any participant that was not an active employee with Franklin Resources, Inc. or an affiliated company had the right to a distribution or rollover from the Plan. Participants that continued as active employees of Franklin Resources, Inc. did not have the right to a full distribution or rollover in connection with the termination of the Plan until the determination letter application was approved. Following the approval of Legg Mason’s determination letter application, all Plan participants will be provided at least 30 days of notice before the final closing date of the trust, at which point all accounts must be distributed.

Notes Receivable from Participants

Prior to the Plan termination date, participants could borrow up to 50% of their vested account balance, in amounts of at least $1,000 but not more than $50,000, less the highest outstanding note balance during the preceding twelve months. Three notes could be outstanding at any given time. The notes were collateralized by the vested balance in the participant’s account. Notes for any purpose other than the purchase of a primary residence must be repaid within 5 years. Notes accrued interest at a rate commensurate with prevailing market rates on the date of issuance, as determined by the Plan. The Company has the authority to deny participant notes to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending notes to participants; however, it may not affect the terms or provisions of any notes outstanding at that time.

During the period of time that the Plan’s investment trust remains open after Plan termination, participants with outstanding loans will have the option to continue to repay 401(k) loans to the trust. Once the Plan’s trust is closed, outstanding 401(k) loans must either be repaid, or they will be deemed as taxable distributions. Participants that continue employment with Franklin Resources, Inc. will have the opportunity to rollover their 401(k) loans to the Franklin Resources, Inc. 401(k) Plan.

Plan Expenses

Administrative and operational expenses are paid by the Plan unless paid by the Company at its discretion. Loan and distribution fees are paid by the Plan and its participants. Investment related expenses are included in net appreciation in fair value of investments.

CARES Act

In response to the COVID-19 pandemic, the CARES Act was signed into law in the United States. The Plan elected certain provisions of the CARES Act for eligible participants impacted by COVID-19. First, the Plan elected to increase the maximum participant loan limit to the lesser of $100,000 or 100% of the participant’s vested balance and allow deferral of repayments on outstanding loans by one year. Second, the Plan elected to allow participants to take Coronavirus Related Distributions (CRDs) of up to $100,000 per individual.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan as of December 31, 2019 are prepared on the accrual (Ongoing) basis of accounting. The financial statements of the Plan as of December 31, 2020 are prepared on the liquidation basis of accounting. Since substantially all of the Plan assets are held at fair value, there were no material changes to the 2020 financial statements as a result of the change to the liquidation basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncement

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, amends and adds disclosure requirements relating to fair value reporting. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019 for all entities, with early adoption permitted only for eliminated and modified disclosure requirements. Management adopted ASU 2018-13 during the year ended December 31, 2020, which did not result in any changes to fair value disclosures.

Risks and Uncertainties

The Plan provides for investments in financial instruments that are exposed to risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Interests in registered investment companies: Valued at the closing price reported in the active market in which the funds are traded.

Interests in collective investment trusts: Valued at the net asset value (“NAV”), as a practical expedient, calculated on a daily basis by the administrator of the trusts.

Interest bearing cash and money market deposit: Valued at amortized cost plus accrued interest, which approximates fair value.

Common stock: Valued at unadjusted quoted market share price within an active market.

Participant self-directed assets: Valued at the closing price of shares held by the Plan at year-end. Individual holdings within the accounts including exchange traded funds and mutual funds, are traded on an active market.

Unitized fund: Valued at fair value based on the unit value of the fund. Unit value is determined by the institution sponsoring such fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2020 and 2019.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020 and 2019:

	Level 1	Level 2	Level 3	Instruments measured at NAV	Total
Interest bearing cash	$1,188,618	$—	$—	$—	$1,188,618
Interests in registered investment companies	270,753,837	—	—	—	270,753,837
Money market deposit	14,121,457	—	—	—	14,121,457
Participant self-directed assets	6,656,318	—	—	—	6,656,318
Total investments in the fair value hierarchy	292,720,230	—	—	—	292,720,230
Interests in collective investment trusts(1)	n/a	n/a	n/a	275,498,797	275,498,797
Total investments as of December 31, 2020	$292,720,230	$—	$—	$275,498,797	$568,219,027

	Level 1	Level 2	Level 3	Instruments measured at NAV	Total
Interest bearing cash	$998	$—	$—	$—	$998
Interests in registered investment companies	304,617,373	—	—	—	304,617,373
Money market deposit	6,080,934	—	—	—	6,080,934
Common stock	366,695	—	—	—	366,695
Participant self-directed assets	8,854,672	—	—	—	8,854,672
Total investments in the fair value hierarchy	319,920,672	—	—	—	319,920,672
Unitized fund(1)	n/a	n/a	n/a	9,153,084	9,153,084
Interests in collective investment trusts(1)	n/a	n/a	n/a	255,915,427	255,915,427
Total investments as of December 31, 2019	$319,920,672	$—	$—	$265,068,511	$584,989,183
(1)     In accordance with ASC 820-10, certain investments that were measured at NAV per share (or its equivalent), as a practical expedient, have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

For investments in certain entities that do not have a readily determined fair value, ASC 820 allows the fair value measurements to be based on reported NAV if certain criteria are met and establishes additional disclosures related to these investments. Due to the nature of the investments in the unitized fund and collective investment trusts, the redemption frequency is daily and there are no required redemption notices or unfunded commitments. The practical expedient is used for valuation, unless it is probable that the Plan will sell a portion of the investment at an amount different from the NAV.

The unitized fund is invested only in Legg Mason, Inc. common stock and a relatively small amount of cash or cash equivalents to provide liquidity. The Plan acquires units in the fund rather than shares of Legg Mason, Inc. common stock directly. This structure minimizes transaction and record keeping costs and allows for more timely transfers by participants in and out of the fund.

The Plan's investments in collective investment trusts primarily include equity and bond index funds, a variety of equity funds, and a core bond fund, all of which are valued at NAV, as a practical expedient. Equity funds seek to follow a discipline of investing by beating a stated benchmark, and the core bond fund seeks to maximize total return from a high-quality, U.S. dollar denominated core fixed-income portfolio.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are treated as distributions based on the terms of the Plan agreement.

Subsequent Events

The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure.

3. INCOME TAX STATUS

The IRS has determined and informed the Company by a determination letter, dated December 30, 2015, that the Plan is designed in accordance with applicable sections of the Code, and, the Company has received a favorable determination letter in connection with the Plan termination dated June 10, 2021 (see Note 1). Although the Plan has been amended since the amendments covered in the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ASC 740, Income Taxes, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. As the Plan is tax exempt and has no unrelated business income, the provisions of ASC 740 do not have an impact on the Plan’s financial statements. The Plan recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense.

The Plan is subject to routine audits by the IRS and Department of Labor; however, there are currently no audits for any periods in progress.

4. OTHER MATTERS

The Plan invested in shares of Legg Mason, Inc. common stock, which qualified as a party-in-interest transaction, through two plan alternatives, one of which was a unitized fund consisting primarily of shares of the common stock of Legg Mason, Inc. The other consisted of common stock transferred in from a prior plan. Dispositions of 10,212 shares of Legg Mason, Inc. common stock with aggregate proceeds of $509,997 were made during 2020. There were no purchases of Legg Mason, Inc. common stock during 2020. There was no Legg Mason, Inc. common stock held at December 31, 2020. The market value of Legg Mason, Inc. common stock held at December 31, 2019 was $366,695 (10,212 shares).

Dispositions of 416,084 units with aggregate proceeds of $13,739,972 and purchases of 35,847 units with an aggregate cost of $1,130,178 of the Legg Mason Common Stock Fund were made during 2020. There was no balance of the Legg Mason Common Stock Fund at December 31, 2020. The market value of the Legg Mason Common Stock Fund held at December 31, 2019 was $9,153,084 (380,237 units).

Cash balances maintained by the Plan, the Legg Mason, Inc. common stock directly owned by the Plan, and shares of common stock held by the unitized Legg Mason Common Stock Fund were held by Merrill Lynch in investment accounts.

Legg Mason Investor Services serves as distributor for the Legg Mason funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Legg Mason funds. The Legg Mason funds in the Plan qualified as a party-in-interest transaction.

The Plan invested in shares of funds managed by Bank of America, N.A. and in Legg Mason, Inc. Common Stock. Bank of America, N.A. acts as Custodian of the Plan and LM & Co. is the Plan sponsor. The Plan invested in funds managed by affiliates of the Company. The Plan allowed participants to take out loans against their vested account balances. The Company provided the Plan with certain accounting and administrative services for which no fees are charged. All such transactions qualified as party-in-interest transactions, which are exempt from the prohibited transaction rules.

SUPPLEMENTAL SCHEDULE PROVIDED PURSUANT TO THE DEPARTMENT OF LABOR’S RULES AND REGULATIONS

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN
EIN#: 20-3171699
Plan #: 001
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment (including maturity date, rate of interest, collateral, par, or maturity value)	(d) Cost	No. of Shares	(e) Current Value
	BLF Money Fund	Interest Bearing Cash	$1,188,618	1,188,618	$1,188,618

*	Brandywine Large Value	Interest in Collective Investment Trust	**	145,968	1,658,196
*	ClearBridge International Growth	Interest in Collective Investment Trust	**	1,187,128	18,578,550
*	ClearBridge Large Cap Growth	Interest in Collective Investment Trust	**	4,513,187	74,061,397
*	ClearBridge Mid-Cap, Institutional Class	Interest in Collective Investment Trust	**	1,769,282	25,106,116
*	ClearBridge Small Cap	Interest in Collective Investment Trust	**	2,326,813	32,528,847
*	ClearBridge Small Cap Growth	Interest in Collective Investment Trust	**	889,144	14,679,761
	Putnam Stable Value Fund	Interest in Collective Investment Trust	**	5,810,630	5,810,630
*	Royce Total Return Collective	Interest in Collective Investment Trust	**	451,352	5,917,232
	State Street International Index	Interest in Collective Investment Trust	**	254,301	6,810,438
	State Street S&P 500 Index	Interest in Collective Investment Trust	**	634,087	56,114,826
	State Street S&P Midcap Index C	Interest in Collective Investment Trust	**	83,624	3,843,126
	State Street Small Cap Index	Interest in Collective Investment Trust	**	44,745	1,768,033
	State Street U.S. Bond Index	Interest in Collective Investment Trust	**	309,608	5,084,697
*	Western Asset Core Plus Bond	Interest in Collective Investment Trust	**	1,890,542	23,404,910
*	Western Asset Income Collective	Interest in Collective Investment Trust	**	10,471	132,038
					275,498,797

	American EuroPacific Growth Fund, Class R6	Interest in Registered Investment Companies	**	308,558	21,244,475
	American Washington Fund	Interest in Registered Investment Companies	**	201,374	10,104,927
*	Brandywine Global Opportunities	Interest in Registered Investment Companies	**	219,065	2,611,259
*	ClearBridge Appreciation Fund, Institutional Class	Interest in Registered Investment Companies	**	451,339	12,926,351
*	ClearBridge Dividend Strategy Fund, Institutional Class	Interest in Registered Investment Companies	**	626,604	17,394,517
*	ClearBridge Large Cap Value Fund, Institutional Class	Interest in Registered Investment Companies	**	119,470	3,953,263
	Columbia Emerging Markets Adv	Interest in Registered Investment Companies	**	531,147	10,043,987
	Columbia Select Large Cap Equity Fund, Institutional Class	Interest in Registered Investment Companies	**	2,171,857	35,792,201
	Delaware Small Cap Value	Interest in Registered Investment Companies	**	23,411	1,484,934
	DFA Global Equity Portfolio Institutional	Interest in Registered Investment Companies	**	324,988	8,927,407
	Dodge and Cox Balanced Fund	Interest in Registered Investment Companies	**	118,948	12,106,529
	Eaton Vance Income Fund of Boston, Institutional Class	Interest in Registered Investment Companies	**	820,395	4,577,806
	Fidelity Advisor International Growth Fund, Class Z	Interest in Registered Investment Companies	**	113,054	3,480,933
	Hartford Mid Cap FD CL R5	Interest in Registered Investment Companies	**	213,339	9,094,626
	PIMCO International Bond Fund, Institutional Class	Interest in Registered Investment Companies	**	305,365	3,386,503
*	QS International Equity Trust, Institutional Class	Interest in Registered Investment Companies	**	310,943	5,174,083
*	Royce International Premier Fund, Investment Class	Interest in Registered Investment Companies	**	194,087	3,423,687
	T Rowe Price Small Cap Stock Fund	Interest in Registered Investment Companies	**	230,715	14,744,965
	Vanguard 2015 Target Retirement Fund	Interest in Registered Investment Companies	**	121,320	1,908,362
	Vanguard 2020 Target Retirement Fund	Interest in Registered Investment Companies	**	27,544	944,485
	Vanguard 2025 Target Retirement Fund	Interest in Registered Investment Companies	**	475,861	10,250,053
	Vanguard 2030 Target Retirement Fund	Interest in Registered Investment Companies	**	165,703	6,719,255
	Vanguard 2035 Target Retirement Fund	Interest in Registered Investment Companies	**	259,601	6,547,140
	Vanguard 2040 Target Retirement Fund	Interest in Registered Investment Companies	**	149,089	6,600,183
	Vanguard 2045 Target Retirement Fund	Interest in Registered Investment Companies	**	162,085	4,569,180
	Vanguard 2050 Target Retirement Fund	Interest in Registered Investment Companies	**	203,371	9,243,208
	Vanguard 2055 Target Retirement Fund	Interest in Registered Investment Companies	**	20,876	1,030,034
	Vanguard 2060 Target Retirement Fund	Interest in Registered Investment Companies	**	10,017	436,644
	Vanguard 2065 Target Retirement Fund	Interest in Registered Investment Companies	**	16,829	462,799
	Vanguard Target Income Retirement Fund	Interest in Registered Investment Companies	**	75,575	1,128,334
	Wells Fargo Special Mid Cap Institutional	Interest in Registered Investment Companies	**	14,482	626,646
*	Western Asset Corporate Bond Fund, Institutional Class	Interest in Registered Investment Companies	**	331,228	4,527,891
*	Western Asset Short-Term Bond Fund, Institutional Class	Interest in Registered Investment Companies	**	1,231,850	4,878,125
*	Western Asset Government Institutional Fund	Interest in Registered Investment Companies	**	30,409,045	30,409,045
					270,753,837

*	Legg Mason, Inc. Retirement Bank Account	Money Market Deposit	**	14,121,457	14,121,457
	Participant self-directed assets	Participant self-directed assets	**	6,656,318	6,656,318
*	Participant Loans	Interest rate range from 4.25% to 9.25%, maturing through February 2028	0	n/a	2,210,720
* Denotes a party-in-interest, as defined by ERISA
** Participant directed investment, therefore, no cost basis is required to be disclosed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 21, 2021

THE LEGG MASON PROFIT SHARING AND 401(K) PLAN

By: /s/ Meggan Saulo Meggan Saulo
Director - Global Equity, Compensation Integration and Affiliate Relations
Retirement Plan Committee Member

EXHIBIT INDEX

Exhibit No.
23    Consent of SC&H Attest Services, P.C.